

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via Email
Pino G. Baldassarre
President
Networking Partners Inc.
857 Sarno Road,
Melbourne, Florida 32935

>   **Re: Networking Partners Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 23, 2011**
>   **File No. 333-173790**

Dear Mr. Baldassarre:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 14, 2011.

General

1.   We note your revised disclosure in response to prior comments 1 and 2 regarding the press release posted on the company's website about the initial public offering by David Bradley-Ward. In addition to being a director, it appears that Mr. Bradley-Ward is also the company's Chief Operating Officer. Please expand your disclosures on pages 5 and 32 to indicate all the capacities in which Mr. Bradley-Ward serves the company.

Summary of Our Offering, page 3

2.   We note your revised disclosure in response to prior comment 5 regarding the uncertainty of the loans from your two executive officers. Please further clarify your disclosure in the prospectus summary that the $50,000 convertible note issued to your President is to cover future cash advances to the company and that you are not assured to receive the remaining $46,500 that has been committed under the note. Further, revise your disclosure in the eighth paragraph on page 3 that suggests that this note is binding. In this regard, you state that you do not have any written agreements with your officers, directors or third parties to loan you any money "except for the loan described above." Clarify as you do in your response letter dated May 27, 2011 that the note issued to Mr. Baldassarre was signed only by the company, and "whether or not Mr. Baldassarre advances additional funds to the Company will be a personal decision by him in his capacity as a lender and not in his capacity as President of the Company."

Management, page 33

3.   Please explain your statement that Pino Baldassarre has not held any positions with Anne's Diary, Inc. since July 29, 2011 which is a future date. Disclose all positions he has held from July 29, 2010 through the present date.

Executive Compensation, page 36

4.   We note your revised disclosure in response to prior comment 7 that David Bradley-Ward is being compensated $10,000 per month on an accrued basis until you have raised more than the minimum offering proceeds or can otherwise afford to pay him. We also note your response that your President and Chief Financial Officer will not receive any compensation unless you raise more than the minimum offering proceeds and only when you have sufficient cash to place them on the payroll. Please explain why the summary compensation table on page 36 does not reflect any compensation earned by Mr. Bradley-Ward or Ms. Negar Motamed-Khorasani. Item 402 of Regulation S-K requires disclosure of all compensation earned by the executive officer during the fiscal year. Further, revise the filing to disclose how the company will determine whether it can afford to pay Mr. Bradley-Ward, Mr. Baldassarre, and Mr. Taddei and who will make these compensation decisions.

5.   We note the various compensation arrangements you disclose with your executive officers and key employees. Based upon review of your results of the three months ended March 31, 2011 it does not appear that you have accrued any compensation expense and for the period from November 2, 2010 through December 31, 2010 it is unclear if any compensation expense is included in General & Administrative expense. Please revise to ensure that compensation expense is accrued as earned by these individuals or tell us why you believe such accrual is not necessary. In your response, please provide us with the accounting literature you considered in determining your accounting treatment and tell us when you entered into these verbal compensation arrangements.

Consolidated Notes to Financial Statements

Note 6. Intangible Asset, page F-11

6.   We note your response to prior comment 9. Please explain further specifically how you considered the guidance in ASC 805-10-55-4 to 5 and why you believe the portion of the business acquired from Anne's Diary does not meet the definition of a business.

7.   We reissue prior comment 10 to tell us your consideration to record the websites acquired at the transferor's cost basis pursuant to the guidance in ASC 845-10-S99 (SAB Topic 48). In this regard, it appears that Anne's Diary, Inc. and or its shareholders, may be a promoters or shareholders of the company and if so, the assets transferred to the company

should have been recorded at Anne's Diary's cost basis. Please explain further how you considered this guidance in your accounting for the websites at the <u>time of acquisition</u>. Additionally, tell us how you considered disclosing this transaction as a related party transaction pursuant to ASC 850.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3453. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: <u>Via Email</u>
       David E. Wise, Esq.
       Law Offices of David E. Wise, P.C.